Daniel B. Eng

(415) 772-9608 DIRECT

deng@weintraub.com

via EDGAR

February 20, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

ATTENTION:  Mr. James Lopez

RE:

Tanzanian Royalty Exploration Corporation
Registration Statement on Form F-3
Filed:  January 13, 2015
File No.:  333-201466

Dear Mr. Lopez:

This letter will respond to the two questions raised by the staff in our February 19, 2015, telephone conversation regarding the private placement by Tanzanian Royalty Exploration Corporation of its Debentures and Warrants pursuant to a December 9, 2014, Securities Purchase Agreement which closed on December 29, 2014.  Defined terms shall have the same meaning ascribed to them in the Securities Purchase Agreement and the 8% Original Issue Discount Senior Convertible Debenture.

Under Section 1(a) of the Debenture, Tanzanian is obligated to pay interest in cash on the outstanding principal amount of the Debenture at 8.0% per annum.  Under Section 5(a), commencing on March 1, 2015, the Holder of the Debenture has the right to require Tanzanian to redeem up to $750,000 of principal, plus accrued and unpaid interest earned thereon, per calendar month.  Upon a notice of redemption, Tanzanian will, at its option, have the right to pay the Holder the amount to be redeemed in cash or common shares provided certain conditions are met.  To date, Tanzanian has paid interest on the Debenture in cash.

Securities and Exchange Commission
Division of Corporation Finance

February 20, 2015

Further, to supplement Tanzanian’s letter of February 12, 2015, in general, under the Securities Purchase Agreement and Debenture, the Escrow Amount may be used to repay the Debenture under the following circumstances:  (i) pursuant to Section 1(f) of the Securities Purchase Agreement, the Purchaser will have the right to use the amounts held in escrow to prepay or to be set-off against the outstanding balance of the Debenture only if Tanzanian does not achieve Free Cash Flow of $2,250,000 for the fiscal quarter ending September 30, 2015, which is clearly out of the control of the Holder; (ii) pursuant to Section 1.7 of the Securities Purchase Agreement, in the event that VWAP of the Company’s common shares is less than $0.40 per share for any five (5) consecutive Trading Day period, then the Purchaser shall have the right, at its option, to use the remaining balance of the Escrow Amount to prepay a corresponding amount of the Debenture that is then outstanding; and (iii) if the Holder elects to redeem a portion of the Debenture in accordance with Section 5(a) of the Debenture, Tanzanian will have the right, subject to meeting certain conditions not under the control of the Holder, to elect to pay such redeemed amount and related accrued, but unpaid interest earned thereon through the issuance of common shares.  In each of these situations, it is clear that the right of prepay or set-off the Escrow Amount against the Debenture is outside the control of the Purchaser and the Purchaser has purchased the Debenture and is subject to the risks of ownership related thereto.

Please feel free to contact me at (415) 772-9608 if you have additional questions.

Very truly yours,

weintraub|tobin

law corporation

Daniel B. Eng

Daniel B. Eng